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Exhibit 12.1

Worldspan, L.P.
Earnings to Fixed Charges Ratio Calculation

	Predecessor Basis				Successor Basis
	Year Ended 12/31/2001	Year Ended 12/31/2002	Three Months Ended 3/31/2003	Six Months Ended 6/30/2003	Six Months Ended 12/31/2003	Three Months Ended 3/31/2004
Fixed Charges:
Interest Expense	$6,515	$5,481	$1,270	$2,756	$20,891	$10,794
Rental Expense (20% of Actual)	5,002	3,635	804	1,720	1,931	986

Total Fixed Charges	11,517	9,116	2,074	4,476	22,822	11,780
Earnings:
Income before provision for income taxes and equity in (loss) gain of investees	64,420	106,009	25,356	28,428	(13,989)	16,431
Fixed Charges	11,517	9,116	2,074	4,476	22,822	11,780

Total Earnings	75,937	115,125	27,430	32,904	8,833	28,211
Earnings to Fixed Charges	6.6	12.6	13.2	7.4	0.4	2.4

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Worldspan, L.P. Earnings to Fixed Charges Ratio Calculation